Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013
(UNAUDITED)

Approved for issuance: January 8, 2015

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(In thousands of Canadian dollars, except per share amounts)

	2014	2013
Revenues
Print advertising	93,127	116,605
Print circulation	47,434	49,588
Digital	24,269	23,554
Other	4,684	4,231
Total revenues	169,514	193,978
Expenses
Compensation (note 5)	54,149	73,958
Newsprint	7,175	9,120
Distribution	24,464	26,308
Production	11,362	9,102
Other operating	26,742	29,479
Operating income before depreciation, amortization, impairment and restructuring (note 3)	45,622	46,011
Depreciation	12,032	13,227
Amortization	9,535	10,412
Impairment (note 6)	1,843	-
Restructuring and other items (note 4 and 8)	4,224	20,113
Operating income	17,988	2,259
Interest expense (note 4)	15,311	15,733
Net financing expense relating to employee benefit plans (note 10)	1,428	1,404
Gain on disposal of property and equipment and asset held-for-sale (note 4)	(733)	(14)
Gain on derivative financial instruments	(3,235)	(4,054)
Foreign currency exchange losses	15,472	995
Loss before income taxes	(10,255)	(11,805)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(10,255)	(11,805)

Loss per share attributable to equity holders of the Company (note 11):
Basic	$(0.26)	$(0.29)
Diluted	$(0.26)	$(0.29)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(In thousands of Canadian dollars)

	2014	2013

Net loss attributable to equity holders of the Company	(10,255)	(11,805)

Other comprehensive income
Amounts subsequently reclassified to the statement of operations
Gain on valuation of derivative financial instruments, net of tax of nil	-	1,277
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains on employee benefits, net of tax of nil (note 10)	8,782	8,354
Other comprehensive income	8,782	9,631
Comprehensive loss attributable to equity holders of the Company	(1,473)	(2,174)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at November 30, 2014	As at August 31, 2014
ASSETS
Current Assets
Cash	20,230	30,490
Restricted cash (note 4)	12,442	-
Accounts receivable (note 5)	100,398	64,871
Inventory	2,070	2,294
Prepaid expenses and other assets	10,933	9,888
Total current assets	146,073	107,543

Non-Current Assets
Property and equipment	144,799	155,007
Asset held-for-sale (note 4)	8,687	22,246
Derivative financial instruments	21,627	18,392
Other assets (note 4)	4,641	17
Intangible assets	278,388	287,789
Goodwill	149,600	149,600
Total assets	753,815	740,594

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 7)	71,570	59,073
Provisions (note 8)	14,107	15,629
Deferred revenue	24,726	24,176
Current portion of long-term debt (note 9)	12,500	12,500
Total current liabilities	122,903	111,378

Non-Current Liabilities
Long-term debt (note 9)	483,516	473,800
Employee benefit obligations and other liabilities (notes 10 and 12)	136,578	143,157
Provisions (note 8)	586	634
Deferred income taxes	681	681
Total liabilities	744,264	729,650

Equity
Capital stock	371,132	371,132
Contributed surplus (note 12)	9,970	9,890
Deficit	(371,551)	(370,078)
Total equity	9,551	10,944
Total liabilities and equity	753,815	740,594

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(In thousands of Canadian dollars)

	2014
				Accumulated
				other
	Capital	Contributed		comprehensive	Total
	Stock	Surplus	Deficit	loss	Equity

Balance as at August 31, 2014	371,132	9,890	(370,078)	-	10,944
Net loss attributable to equity holders of the Company	-	-	(10,255)	-	(10,255)
Other comprehensive income	-	-	8,782	-	8,782
Comprehensive loss attributable to equity holders of the Company	-	-	(1,473)	-	(1,473)
Share-based compensation plans (note 12)	-	80	-	-	80
Balance as at November 30, 2014	371,132	9,970	(371,551)	-	9,551

	2013
				Accumulated
				other
	Capital	Contributed		comprehensive	Total
	Stock	Surplus	Deficit	loss	Equity

Balance as at August 31, 2013	371,132	9,020	(241,925)	(3,994)	134,233
Net loss attributable to equity holders of the Company	-	-	(11,805)	-	(11,805)
Other comprehensive income	-	-	8,354	1,277	9,631
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(3,451)	1,277	(2,174)
Share-based compensation plans (note 12)	-	158	-	-	158
Balance as at November 30, 2013	371,132	9,178	(245,376)	(2,717)	132,217

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(In thousands of Canadian dollars)

	2014	2013
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(10,255)	(11,805)
Items not affecting cash:
Depreciation	12,032	13,227
Amortization	9,535	10,412
Impairment (note 6)	1,843	-
Gain on derivative financial instruments	(3,235)	(4,054)
Non-cash interest	780	1,485
Gain on disposal of property and equipment and asset held-for-sale	(733)	(14)
Non-cash foreign currency exchange losses	15,268	916
Share-based compensation plans and other long-term incentive plan expense (note 12)	255	143
Net financing expense relating to employee benefit plans (note 10)	1,428	1,404
Non-cash compensation expense of employee benefit plans (note 10)	424	-
Employee benefit funding in excess of compensation expense (note 10)	-	(381)
Net change in non-cash operating accounts	(24,702)	(7,110)
Cash flows from operating activities	2,640	4,223

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale (note 4)	12,449	14
Purchases of property and equipment	(1,824)	(2,988)
Purchases of intangible assets	(134)	(698)
Cash flows from (used in) investing activities	10,491	(3,672)

FINANCING ACTIVITIES
Repayment of long-term debt	(6,250)	(6,250)
Restricted cash (note 4)	(12,442)	-
Debt and subscription receipts financing costs (notes 4 and 9)	(2,170)	-
Rights offering financing costs (note 4)	(2,529)	-
Cash flows used in financing activities	(23,391)	(6,250)

Net change in cash for the period	(10,260)	(5,699)
Cash at beginning of period	30,490	40,812
Cash at end of period	20,230	35,113

	2014	2013
Supplemental disclosure of operating cash flows
Interest paid	8,485	9,142
Income taxes paid	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(In thousands of Canadian dollars, except as otherwise noted)

1.     DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com website, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

The Company has one operating segment for financial reporting purposes, the Newsmedia segment (formerly, the Newspaper segment). The Newsmedia segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.     BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual consolidated financial statements except for the change in accounting policy noted below.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2014, 2013 and 2012.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on January 8, 2015.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s best knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except for the estimate of the Ontario Interactive Digital Media Tax Credit as described in note 5.

Change in accounting policy

The Company has adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

3.     OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.     PROSPECTIVE BUSINESS ACQUISITION

On October 6, 2014, the Company entered into a definitive agreement with Quebecor Media Inc. to purchase Sun Media Corporation’s 175 English language newspapers, specialty publications and digital properties (“Sun Media”) for cash consideration of approximately $316 million, less a $10.5 million adjustment primarily related to certain real estate properties to be disposed of by Sun Media prior to closing, and other customary adjustments to be determined subsequent to closing (the “Sun Acquisition”). The prospective Sun Acquisition is subject to various conditions including regulatory approvals which are required prior to consummation of all or any part of the acquisition . During the three months ended November 30, 2014, the Company incurred $1.6 million of acquisition costs which are included in restructuring and other items in the condensed consolidated statements of operations. The Company will finance the Sun Acquisition through a combination of debt and equity.

The debt financing, for the Sun Acquisition, will be provided through the issuance of an additional $140 million principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts representing the entire amount of the additional First-Lien Notes. The subscription receipts bear interest at the same rate as the First-Lien Notes and will automatically be exchanged for the additional First-Lien Notes on completion of the Sun Acquisition, for no additional consideration. During the three months ended November 30, 2014, the Company recorded $1.0 million of interest expense related to the subscription receipts in the condensed consolidated statement of operations and incurred $1.6 million of subscription receipts financing costs which are recorded in other assets on the condensed consolidated statement of financial position.

The Company intends to raise the balance of the funds required for the Sun Acquisition by way of a rights offering of subscription receipts (the “Rights Offering”) for gross proceeds of $186 million less net proceeds from the sale of the Montreal Gazette production facility of $12.4 million as described below. On October 6, 2014, the Company entered into a standby purchase agreement with its largest shareholder, GoldenTree Asset Management LP (“GoldenTree”), pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering. In connection with its backstop of the Rights Offering, if it is determined that immediately following the closing of the Sun Acquisition GoldenTree owns shares carrying 33 1/3% or more of the outstanding voting rights in respect of all of the issued and outstanding shares, GoldenTree will enter into a voting restriction agreement that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding shares at such time, regardless of how many shares GoldenTree owns at such time.  The Rights Offering will be subject to regulatory approval.  Under the terms of the Rights Offering, shareholders of the Company as of a record date, which is yet to be determined, will receive rights to subscribe for subscription receipts. Each subscription receipt will be automatically exchanged for one Class NC variable voting share (“Variable Voting Share”) on completion of the Sun Acquisition, without additional consideration. The subscription price under the Rights Offering will not be more than $1.10 and will be at a significant discount to the market price of the Variable Voting Shares at the time of the Rights Offering. During the three months ended November 30, 2014, the Company incurred $2.5 million of rights offering financing costs which are recorded in other assets on the condensed consolidated statement of financial position.

During the three months ended November 30, 2014, the Company sold the land, building and equipment related to the Montreal Gazette production facility for gross proceeds of $12.5 million and realized a gain on sale of $0.7 million in the condensed consolidated statement of operations. The sale closed on October 31, 2014.  As at August 31, 2014, due to the outsourcing of the production of the Montreal Gazette, the production facility and equipment was no longer required and as a result the Company classified the production facility and equipment with a carrying amount of $11.7 million as held-for-sale.  The net proceeds of $12.4 million from the sale are required to reduce the amount of the Rights Offering as described above and are recorded as restricted cash on the condensed consolidated statement of financial position.

5.     ONTARIO INTERACTIVE DIGITAL MEDIA TAX CREDIT

During the three months ended November 30, 2014, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. The Company has refiled the tax return for the year ended August 31, 2012 to reflect such claim which will be subject to audit by the Canada Revenue Agency. The claim primarily relates to the recovery of previously recognized compensation expenses, and as a result the Company recorded a recovery in compensation expense of $13.8 million in the three months ended November 30, 2014 related to this claim.  The digital media tax credits are subject to estimation uncertainty and have been recorded as accounts receivable on the condensed consolidated statement of financial position as at November 30, 2014.

6.     IMPAIRMENT

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required, and as a result the Company classified the production facility as held-for-sale. As at November 30, 2014, the estimated fair value less costs of disposal of the production facility was reduced to $8.7 million (August 31, 2014 - $10.5 million) based on the estimated net proceeds. As a result, during the three months ended November 30, 2014, the Company recorded an impairment loss of $1.8 million in the condensed consolidated statement of operations.

7.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2014	As at August 31, 2014

Trade accounts payable	10,666	8,059
Accrued liabilities	44,150	40,800
Accrued interest on long-term debt	16,754	10,214
Accounts payable and accrued liabilities	71,570	59,073

8.     PROVISIONS
	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2014	15,439	824	16,263
Net charges (recoveries)	2,599	(48)	2,551
Payments	(4,121)	-	(4,121)
Provisions as at November 30, 2014	13,917	776	14,693
Portion due within one year	(13,917)	(190)	(14,107)
Non-current provisions	-	586	586

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production of certain newspapers.

(b) Other provisions

Other provisions include unfavorable lease contracts as well as provisions for certain claims and grievances which have been asserted against the Company.

9.     LONG-TERM DEBT

				As at November 30, 2014	As at August 31, 2014

	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes	August 2017	199,210	4,076	195,134	201,013
12.5% Senior Secured Notes (US$268.6M) (*)	July 2018	307,318	6,436	300,882	285,287
Senior Secured Asset-Based Revolving Credit Facility	October 2015	-	-	-	N/A
Total long-term debt				496,016	486,300
Portion due within one year				(12,500)	(12,500)
Non-current long-term debt				483,516	473,800

(*) - US$ principal translated to the Canadian equivalent based on the foreign exchange rate on November 30, 2014 of US$1:$1.1440 (August 31, 2014 - US$1:$1.0873).

The terms and conditions of long-term debt are the same as disclosed in the consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except as described below.

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “ABL Facility) for an aggregate amount of up to $20.0 million. The ABL Facility replaced the Company’s previous facility that matured on July 13, 2014. The ABL Facility matures on October 16, 2015 and is secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral. During the three months ended November 30, 2014, the Company incurred $0.6 million of debt financing costs which will be amortized to interest expense in the consolidated statement of operations over the term of the ABL Facility. Included in other assets on the condensed consolidated statement of financial position as at November 30, 2014 were financing fees of $0.5 million with respect to the ABL Facility. As at November 30, 2014, the Company had no amounts drawn and had availability of $20.0 million on the ABL Facility.

10.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three months ended November 30, 2014 and 2013 are as follows:

	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2014	2013	2014	2013	2014	2013	2014	2013

Current service cost	3,036	2,676	366	304	847	755	4,249	3,735
Administration costs	222	181	-	-	-	-	222	181
Net actuarial gains	-	-	-	-	(135)	-	(135)	-
Net financing expense	615	542	632	649	181	213	1,428	1,404
Net defined benefit plan expense (1)	3,873	3,399	998	953	893	968	5,764	5,320

(1)
All current service costs, administration costs and net actuarial gains related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations. Net financing expense is included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in other comprehensive income of the condensed consolidated statements of comprehensive loss for the three months ended November 30, 2014 and 2013 are as follows:

	Pension benefits		Post-retirement benefits		Total
	2014	2013	2014	2013	2014	2013

Net actuarial gains (losses) on employee benefits	7,905	12,558	877	(4,204)	8,782	8,354
Net actuarial gains (losses) recognized in other comprehensive income	7,905	12,558	877	(4,204)	8,782	8,354

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the three months ended November 30, 2014 are as follows:

	Pension benefits	Post- retirement benefits	Other long- term employee benefits	Total (1)

Net defined benefit plan obligation as at August 31, 2014	52,978	64,609	21,960	139,547
Amounts recognized in the statement of operations	3,873	998	893	5,764
Amounts recognized in other comprehensive income	(7,905)	(877)	-	(8,782)
Contributions to the plans	(2,749)	(573)	(590)	(3,912)
Net defined benefit plan obligation as at November 30, 2014	46,197	64,157	22,263	132,617

(1)	As at August 31, 2014 and November 30, 2014, the net defined benefit plan obligations are recorded in employee benefit obligations and other liabilities on the condensed consolidated statements of financial position.

11.   LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three months ended November 30, 2014 and 2013.  No reconciling items in the computation of net loss exist.

	For the three months ended November 30,
	2014	2013
Basic weighted average shares outstanding during the period	40,209,619	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,209,619

Options and RSUs outstanding which are anti-dilutive	1,840,000	1,280,000

12.   SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

During the three months ended November 30, 2014, there were no changes to the issued options. As at November 30, 2014 and August 1, 2014, there are 1,710,000 options outstanding with a weighted average exercise price of $6.66.

During the three months ended November 30, 2014, the Company recorded compensation expense related to the Option Plan of $0.1 million (2013 – $0.1 million), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSU’s during the three months ended November 30, 2014 and 2013.  During the three months ended November 30, 2014, the Company recorded compensation expense related to the RSU Plan of nil (2013 - $0.1 million), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three months ended November 30, 2014 and 2013, the Company granted no deferred share units (“DSUs”) under the DSU Plan.  During the three months ended November 30, 2014, the Company recorded an expense of $0.2 million (2013 – a nominal recovery) to compensation expense, with an offset to employee benefit obligations and other liabilities.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash.  During the three months ended November 30, 2014, there were no settlements or cancellations of DSUs. During the three and months ended November 30, 2013, the Company settled 19,797 DSUs for nominal consideration and cancelled 113,198 DSUs for no consideration.

The aggregate carrying value of the DSU Plan liability was $1.1 million as at November 30, 2014 (August 31, 2014 - $0.9 million) and is based on a fair value per share of $1.78 (August 31, 2014 - $1.92). The DSU Plan liability is recorded in employee benefit obligations and other liabilities on the condensed consolidated statement of financial position.

13.   FINANCIAL INSTRUMENTS

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at November 30, 2014 are as follows:

	As at November 30, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Embedded derivatives	21,627	-	-	21,627

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs (inputs that are not based on observable market data), including entity-specific credit risk, volatility, and discount factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended November 30, 2014 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the three months ended November 30, 2014 are as follows:

2014

Asset as at August 31, 2014	18,392
Gain on derivative financial instruments recognized in the statement of operations	3,235
Asset as at November 30, 2014	21,627

Financial instruments measured at carrying value

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at November 30, 2014 and August 31, 2014 are as follows:

	As at November 30, 2014		As at August 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Other financial liabilities
Long-term debt	496,016	522,349	486,300	519,856

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk (Level 2 inputs).

Foreign currency risk

As at November 30, 2014, approximately 61% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2014 – 59%).  As at November 30, 2014 and August 31, 2014, the Company has US$268.6 million of 12.50% Senior Secured Notes due 2018 outstanding.